UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 29, 2004

IRWIN FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

INDIANA	**0-6835**	**35-1286807**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Washington Street

Columbus, Indiana 47201

(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR 240.13e-4(c))

ITEM 2.02. RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

On October 29, 2004, Irwin Financial Corporation issued a press release announcing its operating results for the third quarter ending September 30, 2004. A copy of the press release is attached as Exhibit 99.1.

ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS.

c.) Exhibits

<u>Exhibit No.</u>	<u>Description</u>
99.1	Press Release dated October 29, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRWIN FINANCIAL CORPORATION
(Registrant)

Date: October 29, 2004   By: /s/ Gregory F. Ehlinger

———————————————————————

GREGORY F. EHLINGER
Senior Vice President and Chief
Financial Officer

News Release: IMMEDIATE RELEASE

For further information, contact:

Suzie Singer, Corporate Communications	812.376.1917
Greg Ehlinger, CFO	812.379.7603
Conference call, 1:00 P.M., EDT October 29, 2004	866.406.3487
Replay through 11/02/2004 (passcode: 10089249#)	877.213.9653

IRWIN FINANCIAL CORPORATION ANNOUNCES
THIRD QUARTER EARNINGS

- **Net Income of $0.57 per Diluted Share;**
- **ROAE of 14.1 Percent and ROAA of 1.2 Percent;**
- **36 Percent Annualized Core Deposit Growth;**
- **21 Percent Annualized Growth in Commercial Credit Portfolios**

(Columbus, IN, October 29, 2004) Irwin Financial Corporation (NYSE: IFC), a bank holding company focusing on mortgage banking, small business and home equity lending, today announced net income for the third quarter of 2004 of $17.2 million or $0.57 per diluted share. This compares with net income of $31.1 million or $1.03 per diluted share during the same period in 2003. The decline is largely attributable to a significant deterioration in market conditions for mortgage banking operations. Year-to-date earnings have totaled $55.5 million or $1.84 per diluted share, compared with $56.1 million or $1.89 per share during the same period in 2003.

"Conditions in the first mortgage market in the third quarter prevented our balanced revenue model from performing as well as we would like it to in the near term. The decline in mortgage interest rates during the quarter was not sufficient to improve originations or margins meaningfully. At the same time, the decline in rates reduced the value of our servicing portfolio in a manner that is atypical during a period of slowing production. On the positive side, we continued to see good growth in commercial lending and core deposits, as well as significantly increased year-over-year profitability in our home equity and commercial finance lines of business driven principally by improvements in credit quality. These portfolio businesses, which are another important part of our balanced revenue model and are central to our future profitability, enabled us to produce more balanced results for the third quarter, notwithstanding difficult conditions in first mortgage banking markets," said Will Miller, Chairman and CEO.

"The interest rate environment in the third quarter was particularly difficult for mortgage banking," Miller continued, "with two 25-basis point Fed Funds rate increases during the quarter combined with a drop in longer-term mortgage rates of about 40 basis points. We have been actively working to align our mortgage production operations with the current rate environment.

"We are no longer confident interest rates will rise in the fourth quarter as much as we previously expected, based on economists' forecasts and the forward yield curves earlier in the year. If interest rates do not rise, we expect our revenues and thus net income, will be lower in the fourth quarter than in the third and our net income for the year will be below the results we produced in 2003. As I noted, however, we believe we are in a transitory period for mortgage banking. We expect servicing values and margins in the business will normalize in the long run as we and other mortgage companies adjust our cost structures to lower production levels. We expect these improvements, coupled with the good growth we have had in our credit portfolios in 2004, should cause net income in 2005 to return to levels commensurate with our historic performance."

Financial highlights for the period include:

Consolidated Results

$ in millions, except EPS	3Q 2004	3Q 2003	Percent Change	2Q 2004	Percent Change
Net Interest Income After Provision for Losses	$64	$61	5%	$62	2%
Non-Interest Income	68	105	-35	76	-11
Total Consolidated Net Revenues	132	166	-20	139	-5
Non-Interest Expense	102	114	-10	108	-5
Net Income	17	31	-45	18	-4
Earning per Share (diluted)	0.57	1.03	-45	0.60	-5
Loans and Leases	3,402	3,139	8	3,203	6
Mortgage Loans Held for Sale	971	1,020	-5	1,196	-19
Deposits	3,486	3,019	15	3,361	4
Shareholders' Equity	486	414	17	469	4
Total Risk-Based Capital Ratio	14.6%	14.8%		14.8%	
Return on Average Equity	14.1	30.4		15.4	

As noted in the table above, net revenues declined on both a sequential quarter basis and compared with the year earlier quarter. The majority of the declines in each period occurred in our mortgage banking segment. On a sequential quarter basis, mortgage banking revenues dropped $6 million or 9 percent, principally reflecting reduced recovery of mortgage servicing impairment, net of hedge costs.

Our loan and lease portfolio totaled $3.4 billion as of September 30, 2004, up $200 million or 6 percent from the end of the second quarter, and eight percent from a year earlier. Our first and second mortgage loans held for sale totaled $1.0 billion at quarter end, down 19 percent from June 30.

Deposits totaled $3.5 billion at September 30, up 15 percent from a year earlier. Average core deposits of $2.1 billion rose at an annualized rate of 36 percent during the third quarter and have increased $437 million or 26 percent during the past year.

We had $486 million or $17.16 per share in common shareholders' equity as of September 30, 2004. At quarter end, our Tier 1 Leverage Ratio and Total Risk-based Capital Ratio were 11.2 percent and 14.6 percent, respectively, compared to 11.5 percent and 14.8 percent as of June 30, 2004.

Our consolidated loan and lease loss provision totaled $2 million, unchanged from the second quarter of 2004. Our provision, reflected continued improvement in overall credit quality and a $3.5 million reversal in loss provision related to a reclassification at fair value of a $150 million portfolio of home equity loans to held-for-sale status, pending an October secondary market delivery. Absent this re-classification, provision in the third quarter would have been $5 million, compared to actual charge-offs of $4 million.

Nonperforming assets (including other real estate owned of $6 million) were $43 million or 0.79 percent of total assets as of September 30, 2004, up from $40 million or 0.74 percent of total assets at the end of June. The increase principally reflects a series of single vendor-based leases in our commercial finance segment on which we believe we are adequately reserved. Our on-balance sheet allowance for loan and lease losses totaled $48 million as of September 30, down $6 million from the end of June. The allowance declined during the quarter largely as a result of the re-classification of home equity loans to loans held for sale where they are now carried at fair value. The ratio of on-balance sheet allowance for loan and lease losses to nonperforming loans and leases totaled 136 percent at September 30, compared to 163 percent at June 30.

Net charge-offs totaled $4 million, unchanged from the second quarter. The amount of 30-day and greater delinquencies which rose slightly in all on balance sheet credit portfolios-more rapidly in our older, off balance sheet portfolio, the ratio of charge-offs to average loans and leases, and the allowance for loans and lease losses to total loans and leases for our principal credit-related portfolios are shown below:

	Commercial Banking	Home Equity Lending On-Balance Sheet	Home Equity Lending Off-Balance Sheet[1]	Commercial Finance
30-Day and Greater Delinquencies				
• **September 30, 2004**	0.24%	1.87%	10.78%	0.95%
• **June 30, 2004**	0.19	1.45	9.92	0.88
• **March 31, 2004**	0.29	2.46	8.65	0.86
• **December 31, 2003**	0.36	2.91	10.18	0.87
• **September 30, 2003**	0.72	3.29	9.55	1.10
Annualized Charge-offs				
• **3Q04**	0.11%	0.68%	3.19%	1.47%
• **2Q04**	0.15	1.08	4.25	0.87
• **1Q04**	0.24	2.61	6.28	1.12
• **4Q03**	0.30	3.03	7.13	1.19
• **3Q03**	0.20	2.45	6.23	1.97
Allowance to Loans and Leases				
• **September 30, 2004**	1.02%	1.97%	5.97%	2.05%
• **June 30, 2004**	1.06	3.16	8.12	2.30
• **March 31, 2004**	1.10	4.08	10.25	2.29
• **December 31, 2003**	1.11	4.22	10.47	2.47
• **September 30, 2003**	1.12	4.17	11.16	2.51

1. Off-balance sheet loans underlie our residual interests. These loans have been treated as sold under SFAS 140 and have a reserve methodology that reflects life-of-account loss expectations, whereas our policy for on-balance sheet loans requires that we hold loss reserve coverage sufficient for potential losses inherent in the portfolio at the balance sheet date. The figures for reserves in the column labeled "Home Equity Lending Off-Balance Sheet," therefore, are not balance sheet accounts of "allowance for loan and lease losses," but instead represent the percentage of undiscounted losses assumed in our residual valuation relative to the underlying loan balances supporting the residual interests.

Net income by line of business is shown below, with additional detail available in the segment summary tables at the end of this release and in the Form 10-Q.

Net Income *($ in millions)*	3Q 2004	3Q 2003	Percent Change	2Q 2004	Percent Change
Mortgage Banking	$4.1	$25.0	-84%	$5.5	-27%
Commercial Banking	5.5	6.0	-8	5.8	-4
Home Equity	8.3	2.6	216	8.9	-7
Commercial Finance	1.1	0.0	NM	1.3	-16
Venture Capital	0.0	0.1	-56	-0.2	NM
Other Segments, Including Parent	-1.8	-2.6	32	-3.4	47
Consolidated Net Income	17.2	31.1	-45	17.9	-4

- Mortgage banking net income declined 27 percent on a sequential quarter basis, reflecting continued low margins from difficult competitive conditions and lower recovery of servicing impairment valuation allowance, net of hedge costs. During the quarter, we recorded $5 million of revenues related to impairment, net of gains on servicing asset-related derivatives, compared to $14 million in the second quarter. Our mortgage servicing asset in this line of business had a carrying value of $345 million at September 30 or 120 basis points of underlying loan balance, compared with 125 basis points at the end of June.
- Commercial banking net revenues increased four percent sequentially from the second quarter, reflecting loan growth. Net income, however, declined by $0.3 million from the prior quarter due principally to personnel expenses related to increased incentive compensation due to higher return on equity, new market expansion in Milwaukee and proposed expansion in Sacramento, and additional support staff. Net interest margin was 3.74 percent during the quarter, up from 3.64 percent during the second quarter. We believe margins in this line of business should increase modestly for the remainder of the year, given current forecasts for short-term interest rates. As noted in the table above, thirty-day and greater delinquencies in our commercial banking line of business portfolio continue to be modest, totaling 0.24 percent at September 30, compared with 0.19 percent at June 30.
- Our home equity line of business continues to see improving credit quality. Earnings totaled $8.3 million during the quarter. Loan originations totaled $397 million, down slightly from $404 million in the second quarter. We sold $405 million of loans during the quarter, for a net gain on sale of $8 million. This gain was lower than we have experienced in recent quarters due to product mix and loan yields. Our residual asset totaled $69 million at September 30, down from $73 million at June 30. Actual cash flows from our residuals during the third quarter totaled $12 million, a $4 million positive variance primarily due to actual losses lower than our June 30 loss projections. This positive cash flow contributed to a $4 million trading gain for the residual asset this quarter. In addition, as noted above, we re-classified loans from held-for-investment, pending October delivery, which required a market-value based adjustment to our allowance for loan losses. This market value adjustment had the effect of increasing net income by $2 million.
- Our commercial finance line of business earned $1.1 million in the third quarter, compared to $1.3 million in the second quarter. Reduced secondary market sales of franchise finance loans accounted for the bulk of the sequential quarter decline. Loan and lease fundings reached a new quarterly high

of $91 million. Our thirty-day and greater delinquency ratio in this portfolio was 0.95 percent, compared with 0.88 percent at the end of the second quarter. Net interest margin was 5.25 percent, down from 5.62 percent during the second quarter principally reflecting changes in yields and product mix.

More complete details on operations of each of our lines of business can be found in our Form 10-Q, which is being filed today with the SEC.

About Irwin Financial

Irwin® Financial Corporation (http://www.irwinfinancial.com) is an interrelated group of specialized financial services companies organized as a bank holding company, with a history tracing to 1871. The Corporation, through its major subsidiaries -- Irwin Mortgage Corporation, Irwin Union Bank, Irwin Home Equity Corporation, Irwin Commercial Finance, and Irwin Ventures -- provides a broad range of financial services to consumers and small businesses in selected markets in the United States and Canada.

About Forward-Looking Statements

This press release contains forward-looking statements and estimates that are based on management's expectations, estimates, projections, and assumptions. These statements and estimates include but are not limited to earnings estimates and projections of financial performance and profitability, and projections of business strategies and future activities. These statements involve inherent risks and uncertainties that are difficult to predict and are not guarantees of future performance. Words that convey our beliefs, views, expectations, assumptions, estimates, forecasts, outlook and projections or similar language, or that indicate events we believe could, would, should, may or will occur (or might not occur) or are likely (or unlikely) to occur, and similar expressions, are intended to identify forward-looking statements, which may include, among other things:

- statements and assumptions relating to projected growth in our earnings, projected loan originations, and the relative performance of our lines of business;
- statements and assumptions relating to projected trends or potential changes in our asset quality, loan delinquencies, charge-offs, reserves and asset valuations, including valuations of our servicing portfolio; and
- any other statements that are not historical facts.

We undertake no obligation to update publicly any of these statements in light of future events, except as required in subsequent periodic reports we file with the Securities and Exchange Commission.

Actual future results may differ materially from what is projected due to a variety of factors including: potential changes in, volatility and relative movement (basis risk) of interest rates, which may affect consumer demand for our products and the success of our interest rate risk management strategies; staffing fluctuations in response to product demand; the relative profitability of our lending operations; the valuation and management of our servicing and derivatives portfolios, including short-term swings in valuation of such portfolios due to quarter-end movements in secondary market interest rates which are inherently volatile; borrowers' refinancing opportunities, which may affect the prepayment assumptions used in our valuation estimates and which may affect loan demand; unanticipated deterioration in the credit quality of our loan assets; unanticipated deterioration in or changes in estimates of the carrying value of our other assets, difficulties in delivering loans to the secondary market as planned; difficulties in expanding our business and obtaining funding as needed; competition from other financial service providers for experienced managers as well as for customers; changes in the value of companies in which we invest; changes in variable compensation plans related to the performance and valuation of lines of business where we have compensation systems tied to line of business performance; unanticipated outcomes in litigation; legislative or regulatory changes, including changes in tax laws or regulations, changes in the interpretation of regulatory capital rules, changes in consumer or commercial lending rules or rules affecting corporate governance, and the availability of resources to address these rules; changes in applicable accounting policies or principles or their application to our businesses; or governmental changes in monetary or fiscal policies.

IRWIN FINANCIAL CORPORATION
Selected Consolidated Financial Highlights
($'s in thousands, except per share data)

	Q3-2004	Q3-2003	$ Change	% Change	Q2-2004
Net Interest Income	$65,660	$75,633	($9,973)	(13.2) %	$64,256
Provision for Loan and Lease Losses	(1,898)	(14,778)	12,880	87.2	(1,794)
Noninterest Income	67,935	104,663	(36,728)	(35.1)	76,106
Total Net Revenues	131,697	165,518	(33,821)	(20.4)	138,568
Noninterest Expense	102,492	114,406	(11,914)	(10.4)	107,855
Income before Income Taxes	29,205	51,112	(21,907)	(42.9)	30,713
Income Taxes	12,011	19,994	(7,983)	(39.9)	12,769
Net Income	$17,194	$31,118	(13,924)	(44.7)	$17,944
Dividends on Common Stock	$2,266	$1,959	$307	15.7	$2,262
Diluted Earnings Per Share (31,266 Weighted Average Shares Outstanding)	$0.57	$1.03	(0.46)	(44.7)	$0.60
Basic Earnings Per Share (28,293 Weighted Average Shares Outstanding)	0.61	1.11	(0.50)	(45.0)	0.64
Dividends Per Common Share	0.08	0.07	0.01	14.3	0.08
Net Charge-Offs	$4,470	$8,524	($4,054)	(47.6)	$4,460
Performance Ratios - Quarter to Date:					
Return on Average Assets	1.2%	2.2%			1.4%
Return on Average Equity	14.1%	30.4%			15.4%

	YTD-2004	YTD-2003	$ Change	% Change
Net Interest Income	$189,119	$211,986	($22,867)	(10.8) %
Provision for Loan and Lease Losses	(11,838)	(37,655)	25,817	68.6
Noninterest Income	226,397	230,996	(4,599)	(2.0)
Total Net Revenues	403,678	405,327	(1,649)	(0.4)
Noninterest Expense	310,686	313,700	(3,014)	(1.0)
Income before Income Taxes	92,992	91,627	1,365	1.5
Income Taxes	37,513	35,505	2,008	5.7
Net Income	$55,479	$56,122	(643)	(1.1)
Dividends on Common Stock	$6,788	$5,865	$923	15.7
Diluted Earnings Per Share (31,256 Weighted Average Shares Outstanding)	$1.84	$1.89	(0.05)	(2.6)
Basic Earnings Per Share (28,244 Weighted Average Shares Outstanding)	1.96	2.01	(0.05)	(2.5)
Dividends Per Common Share	0.24	0.21	0.03	14.3
Net Charge-Offs	$17,089	$24,347	($7,258)	(29.8)
Performance Ratios - Year to Date:				
Return on Average Assets	1.4%	1.4%		
Return on Average Equity	15.9%	19.6%		

	September 30, 2004	September 30, 2003	$ Change	% Change	June 30, 2004
Loans Held for Sale	$971,357	$1,020,082	($48,725)	(4.8) %	$1,196,130
Loans and Leases in Portfolio	3,401,643	3,139,335	262,308	8.4	3,203,279
Allowance for Loan and Lease Losses	(47,796)	(64,145)	16,349	25.5	(53,837)
Total Assets	5,415,571	5,059,183	356,388	7.0	5,425,172
Total Deposits	3,486,457	3,019,275	467,182	15.5	3,361,264
Shareholders' Equity	486,347	414,454	71,893	17.3	469,486
Shareholders' Equity available to Common Shareholders (per share)	17.16	14.81	2.35	15.9	16.60
Average Equity/Average Assets (YTD)	9.0%	7.3%			9.6%
Tier I Capital	$621,127	$534,729	$86,398	16.2	$614,003
Tier I Leverage Ratio	11.2%	9.3%			11.5%
Total Risk-based Capital Ratio	14.6%	14.8%			14.8%
Nonperforming Assets to Total Assets	0.79%	0.90%			0.74%

IRWIN FINANCIAL CORPORATION
Selected Financial Highlights By Line of Business (continued)
($'s in thousands)

Mortgage Banking	Q3-2004	Q3-2003	$ Change	% Change	Q2-2004
Net Interest Income	$10,202	$24,326	($14,124)	(58.1) %	$11,781
Recovery of (Provision for) Loan Losses	67	(191)	258	134.8	284
Gain on Sales of Loans	39,351	80,775	(41,424)	(51.3)	34,870
Gain on Sale of Servicing	440	7	433	nm	1,928
Loan Servicing Fees, Net of Amortization Expense	3,583	(7,283)	10,866	149.2	1,484
Recovery of Servicing Assets, Net of Hedging	4,858	14,225	(9,367)	(65.8)	13,512
Other Revenues	1,421	3,034	(1,613)	(53.2)	2,052
Total Net Revenues	59,922	114,893	(54,971)	(47.8)	65,911
Salaries, Pension, and Other Employee Expense	30,958	45,239	(14,281)	(31.6)	31,654
Other Expenses	21,950	28,971	(7,021)	(24.2)	25,062
Income Before Income Taxes	7,014	40,683	(33,669)	(82.8)	9,194
Income Taxes	2,963	15,648	(12,685)	(81.1)	3,680
Net Income	$4,051	$25,035	($20,984)	(83.8)	$5,515
Total Mortgage Loan Originations:	$2,973,889	$7,049,363	($4,075,474)	(57.8)	$3,727,591
Percent retail	20%	25%			20%
Percent wholesale	31%	38%			33%
Percent brokered	13%	3%			11%
Percent correspondent	36%	34%			36%
Refinancings as a Percentage of Total Originations	40%	73%			54%

	YTD-2004	YTD-2003	$ Change	% Change
Net Interest Income	$30,646	$61,294	($30,648)	(50.0) %
Recovery of (Provision for) Loan Losses	457	(221)	678	306.8
Gain on Sales of Loans	117,003	283,514	(166,511)	(58.7)
Gain on Sale of Servicing	8,857	7	8,850	nm
Loan Servicing Fees, Net of Amortization Expense	3,656	(31,839)	35,495	111.5
Recovery of Servicing Assets, Net of Hedging	28,538	856	27,682	nm
Other Revenues	5,312	8,028	(2,716)	(33.8)
Total Net Revenues	194,469	321,639	(127,170)	(39.5)
Salaries, Pension, and Other Employee Expense	92,140	131,058	(38,918)	(29.7)
Other Expenses	69,954	80,238	(10,284)	(12.8)
Income Before Income Taxes	32,375	110,343	(77,968)	(70.7)
Income Taxes	13,077	42,427	(29,350)	(69.2)
Net Income	$19,298	$67,916	($48,618)	(71.6)
Total Mortgage Loan Originations:	$9,632,196	$19,764,326	($10,132,130)	(51.3)
Percent retail	21%	26%		
Percent wholesale	35%	43%		
Percent brokered	11%	3%		
Percent correspondent	33%	28%		
Refinancings as a Percentage of Total Originations	52%	73%		

	September 30, 2004	September 30, 2003	$ Change	% Change	June 30, 2004
Owned Servicing Portfolio Balance	$28,531,292	$28,497,923	$33,369	0.1 %	$28,844,599
Weighted average interest rate	5.70%	5.86%			5.70%
Delinquency ratio (30+ days):	3.99%	4.11%			3.34%
Conventional	2.46%	1.82%			1.98%
Government	7.05%	8.52%			6.20%
Loans Held for Sale	$670,361	$922,874	($252,513)	(27.4)	$735,278
Servicing Asset	345,185	295,102	50,083	17.0	365,775

IRWIN FINANCIAL CORPORATION
Selected Financial Highlights By Line of Business (continued)
($'s in thousands)

Commercial Banking	Q3-2004	Q3-2003	$ Change	% Change	Q2-2004
Net Interest Income	$23,367	$20,116	$3,251	16.2 %	$21,191
Provision for Loan and Lease Losses	(607)	(1,500)	893	59.5	(750)
Other Revenues	3,889	5,744	(1,855)	(32.3)	5,061
Total Net Revenues	26,649	24,360	2,289	9.4	25,502
Salaries, Pension, and Other Employee Expense	11,124	8,498	2,626	30.9	9,665
Other Expenses	6,289	5,818	471	8.1	6,201
Income Before Income Taxes	9,236	10,044	(808)	(8.0)	9,636
Income Taxes	3,719	4,071	(352)	(8.6)	3,867
Net Income	$5,517	$5,973	($456)	(7.6)	$5,769
Net Charge-offs	$611	$994	($383)	(38.5)	$787
Net Interest Margin	3.74%	3.82%			3.64%

	YTD-2004	YTD-2003	$ Change	% Change
Net Interest Income	$65,104	$58,582	$6,522	11.1 %
Provision for Loan and Lease Losses	(2,557)	(4,413)	1,856	42.1
Other Revenues	13,726	16,517	(2,791)	(16.9)
Total Net Revenues	76,273	70,686	5,587	7.9
Salaries, Pension, and Other Employee Expense	30,111	26,139	3,972	15.2
Other Expenses	18,250	16,048	2,202	13.7
Income Before Income Taxes	27,912	28,499	(587)	(2.1)
Income Taxes	11,208	11,435	(227)	(2.0)
Net Income	$16,704	$17,064	($360)	(2.1)
Net Charge-offs	$2,567	$3,107	($540)	(17.4)
Net Interest Margin	3.72%	3.90%		

	September 30, 2004	September 30, 2003	$ Change	% Change	June 30, 2004
Securities and Short-Term Investments	$358,109	$94,603	$263,507	278.5 %	$313,580
Loans and Leases	2,159,976	1,968,078	191,898	9.8	2,081,788
Allowance for Loan and Lease Losses	(22,045)	(22,031)	(14)	(0.1)	(22,049)
Interest-Bearing Deposits	2,123,975	1,685,907	438,068	26.0	1,938,282
Noninterest-Bearing Deposits	286,300	266,331	19,969	7.5	341,896
Delinquency Ratio (30+ days):	0.24%	0.72%			0.19%

IRWIN FINANCIAL CORPORATION
Selected Financial Highlights By Line of Business
($'s in thousands)

Home Equity Lending	Q3-2004	Q3-2003	$ Change	% Change	Q2-2004
Residual Asset Interest Income	$3,350	$4,131	($781)	(18.9) %	$3,285
Net Interest Income - Unsold Loans and Other	23,017	22,524	493	2.2	22,874
Recovery of (provision for) Loan Losses	232	(10,728)	10,960	102.2	706
Trading Gains (Losses)	4,310	(1,376)	5,686	413.1	6,688
Gain on Sales of Loans, Including Points and Fees	8,438	8,108	330	4.1	3,035
Servicing Income, net	2,058	1,694	364	21.5	2,313
Other Revenues	1,485	(335)	1,820	543.3	2,797
Total Net Revenues	42,890	24,018	18,872	78.6	41,698
Salaries, Pension, and Other Employee Expense	18,627	12,593	6,034	47.9	17,865
Other Expense	10,423	7,063	3,360	47.6	8,990
Income Before Income Taxes	13,840	4,362	9,478	217.3	14,843
Income Taxes	5,581	1,745	3,836	219.8	5,945
Net Income	$8,259	$2,617	$5,642	215.6	$8,898
Loan Volume	$396,776	$267,615	$129,161	48.3	$403,822
Loans Sold	405,120	217,789	187,331	86.0	223,956
Net Charge-offs (Loans Held for Investment)	1,906	5,442	(3,536)	(65.0)	2,626

	YTD-2004	YTD-2003	$ Change	% Change
Residual Asset Interest Income	$9,893	$17,100	($7,207)	(42.1) %
Net Interest Income - Unsold Loans and Other	67,328	64,189	3,139	4.9
Provision for Loan Losses	(4,961)	(23,578)	18,617	79.0
Trading Gains (Losses)	15,640	(52,296)	67,936	129.9
Gain on Sales of Loans, Including Points and Fees	20,163	18,358	1,805	9.8
Servicing Income, net	7,435	4,238	3,197	75.4
Other Revenues	5,543	317	5,226	nm
Total Net Revenues	121,041	28,328	92,713	327.3
Salaries, Pension, and Other Employee Expense	52,618	38,318	14,300	37.3
Other Expense	28,673	25,528	3,145	12.3
Income Before Income Taxes	39,750	(35,518)	75,268	211.9
Income Taxes	15,960	(14,207)	30,167	212.3
Net Income	$23,790	($21,311)	$45,101	211.6
Loan Volume	$1,107,476	$845,120	$262,356	31.0
Loans Sold	831,508	546,091	285,417	52.3
Net Charge-offs (Loans Held for Investment)	10,225	14,636	(4,411)	(30.1)

	September 30, 2004	September 30, 2003	$ Change	% Change	June 30, 2004
Home Equity Loans Held for Sale	$300,171	$94,280	$205,891	218.4 %	$460,118
Home Equity Loans Held for Investment	668,633	728,220	(59,587)	(8.2)	598,021
Allowance for Loan and Lease Losses	(13,179)	(30,370)	17,191	56.6	(18,902)
Residual Asset	68,584	78,208	(9,624)	(12.3)	73,219
Servicing Asset	40,356	29,097	11,259	38.7	28,122
Managed Portfolio	1,395,721	1,539,623	(143,902)	(9.3)	1,543,457
Delinquency Ratio (30+ days)	4.59%	6.19%			4.16%

IRWIN FINANCIAL CORPORATION
Selected Financial Highlights By Line of Business (continued)
($'s in thousands)

Commercial Finance	Q3-2004	Q3-2003	$ Change	% Change		Q2-2004
Net Interest Income	$7,058	$5,685	$1,373	24.2	%	$6,881
Provision for Loan and Lease Losses	(1,589)	(2,388)	799	33.5		(2,034)
Other Revenues	1,366	1,181	185	15.7		2,622
Total Net Revenues	6,835	4,478	2,357	52.6		7,469
Salaries, Pension, and Other Employee Expense	3,646	2,808	838	29.8		3,477
Other Expenses	1,268	1,021	247	24.2		1,588
Income Before Income Taxes	1,921	649	1,272	196.0		2,404
Income Taxes	810	603	207	34.3		1,087
Net Income	$1,111	$46	$1,065	nm		$1,317
Net Charge-Offs	$1,958	$2,034	($76)	(3.7)		$1,051
Loans Sold	3,863	3,302	561	17.0		15,939
Net Interest Margin	5.25%	5.44%				5.62%
Total Fundings of Loans and Leases	$90,966	$61,679	$29,287	47.5		$88,586

	YTD-2004	YTD-2003	$ Change	% Change	
Net Interest Income	$20,692	$15,890	$4,802	30.2	%
Provision for Loan and Lease Losses	(4,777)	(9,321)	4,544	48.8	
Other Revenues	4,437	4,678	(241)	(5.2)	
Total Net Revenues	20,352	11,247	9,105	81.0	
Salaries, Pension, and Other Employee Expense	10,486	8,266	2,220	26.9	
Other Expenses	3,691	2,945	746	25.3	
Income Before Income Taxes	6,175	36	6,139	nm	
Income Taxes	4,040	251	3,789	nm	
Net Income (Loss)	$2,135	($215)	$2,350	nm	
Net Charge-Offs	$4,303	$6,505	($2,202)	(33.9)	
Loans Sold	27,497	24,109	3,388	14.1	
Net Interest Margin	5.53%	5.45%			
Total Fundings of Loans and Leases	$251,204	$185,588	$65,616	35.4	

	September 30, 2004	September 30, 2003	$ Change	% Change	June 30, 2004
Investment in Loans and Leases	$559,801	$422,932	$136,868	32.4	$510,308
Allowance for Loan and Lease Losses	(11,488)	(10,635)	(853)	(8.0)	(11,738)
Weighted Average Yield	8.98%	9.72%			9.10%
Delinquency ratio (30+ days)	0.95%	1.10%			0.88%

Venture Capital	Q3-2004	Q3-2003	$ Change	% Change		Q2-2004
Net Interest Income	($3)	($2)	($1)	(50.0)	%	($2)
Mark to Market Adjustment on Investments	0	0	0	na		(350)
Other Revenues	149	444	(295)	(66.4)		179
Total Net Revenues	146	442	(296)	(67.0)		(173)
Operating Expenses	99	329	(230)	(69.6)		117
Income (Loss) Before Income Taxes	47	113	(66)	(58.4)		(290)
Income Tax Expense (Benefit)	18	48	(30)	(62.5)		(112)
Net Income (Loss)	$29	$65	(36)	(55.4)		($178)

	YTD-2004	YTD-2003	$ Change	% Change	
Net Interest Income	($6)	$7	(13)	(185.7)	%
Mark to Market Adjustment on Investments	(341)	(2,421)	2,080	85.9	
Other Revenues	477	523	(46)	(8.8)	
Total Net Revenues	130	(1,891)	2,021	106.9	
Operating Expenses	345	440	(95)	(21.6)	
Income (Loss) Before Income Taxes	(215)	(2,331)	2,116	90.8	
Income Tax Expense (Benefit)	(83)	(932)	849	91.1	
Net (Loss)	($132)	($1,399)	1,267	90.6	

	September 30, 2004	September 30, 2003	$ Change	% Change	June 30, 2004
Investment in Portfolio Companies (cost)	$14,717	$14,571	146	1.0	$14,592
Mark to Market Adjustment	(11,418)	(10,543)	(875)	(8.3)	(11,418)
Carrying Value - Portfolio Companies	$3,299	$4,028	($729)	(18.1)	$3,174